UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                           FORM 11-K

       X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

           For the fiscal year ended December 31, 2003

                               OR

       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

     For the transition period from _________ to _____________

                  Commission file number 1-3480


                   MDU RESOURCES GROUP, INC.
                     401(k) RETIREMENT PLAN
                    (Full title of the plan)


                   MDU RESOURCES GROUP, INC.
    (Name of issuer of securities held pursuant to the plan)


                    MDU RESOURCES GROUP, INC.
                       SCHUCHART BUILDING
                     918 EAST DIVIDE AVENUE
                          P.O. BOX 5650
                BISMARCK, NORTH DAKOTA 58506-5650
   (Address of the plan and address of the issuer's principal executive offices)



                            CONTENTS


Required Information

  Financial Statements:

    Statements of Net Assets Available for Benefits
      -- December 31, 2003 and 2002
    Statement of Changes in Net Assets Available for
      Benefits -- Year ended December 31, 2003
    Notes to Financial Statements

  Supplemental Schedules:

    Schedule H, Line 4a - Schedule of Delinquent Participant
      Contributions - Year Ended December 31, 2003

    Schedule H, Line 4i - Schedule of Assets (Held at
      End of Year)

  Report of Independent Registered Public Accounting Firm

  Signature

  Exhibit:

    Consent of Independent Registered Public Accounting Firm



                    MDU RESOURCES GROUP, INC.
                      401(k) RETIREMENT PLAN


         STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31,


                                        2003           2002
Assets:
  Investments (Notes 3 and 5)       $287,139,748   $203,125,630

  Cash and cash equivalents
    (Note 4)                           3,060,837      1,833,636
                                     290,200,585    204,959,266

  Receivables:
    Employer contributions             3,213,772      2,411,697
    Participant contributions            398,986         84,239
    Dividends                          1,408,044      1,338,641
    Other                                197,534            ---

Net assets available for benefits   $295,418,921   $208,793,843


           The accompanying notes are an integral part of these financial statements.



                      MDU RESOURCES GROUP, INC.
                        401(k) RETIREMENT PLAN


      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     Year ended December 31, 2003


Additions to Net Assets
  Attributed to:

  Investment income:
    Dividends                                $  5,465,455
    Interest                                      875,178
    Net appreciation in fair value
      of investments (Note 3)                  68,115,075

                                               74,455,708
  Contributions:
    Employers                                   8,190,570
    Employees                                  15,123,443
    Employee rollover                           2,146,216

                                               25,460,229

    Total additions                            99,915,937

Deductions from Net Assets
  Attributed to:

  Distributions to terminated
    participants                               13,494,078
  Administrative expenses                          81,752

    Total deductions                           13,575,830

Net increase in net assets
  available for benefits before
  plan merger                                  86,340,107

Transfer of assets due to plan
  merger (Note 6)                                 284,971

Net assets available for
  benefits at
  beginning of year                           208,793,843

Net assets available for
  benefits at end of year                    $295,418,921


           The accompanying notes are an integral part of this financial statement.



                    MDU RESOURCES GROUP, INC.
                     401(k) RETIREMENT PLAN

                  NOTES TO FINANCIAL STATEMENTS


1.  Description of the Plan

The following description of the MDU Resources Group, Inc. 401(k)
Retirement Plan (the Plan) provides only general information.
Participants should refer to the plan document for a more complete description of the Plan's provisions.

General --

The Plan, formerly the MDU Resources Group, Inc. Tax Deferred Compensation Savings Plan, was initially adopted by the Board of Directors of MDU Resources Group, Inc. (the Company) on August 4, 1983, to be effective January 1, 1984. The Plan is a defined contribution plan. On January 1, 1999, the name was changed and the Plan was amended to reflect the merger of the MDU Resources Group, Inc. Tax Deferred Compensation Savings Plan for Collective Bargaining Unit Employees (the Bargaining Plan) into the Plan. Each participant in the Bargaining Plan automatically became a participant in the Plan. The merger and the transfer of assets were effectuated in accordance with Sections 401(a)(12), 411(d)(6) and 414(l) of the Internal Revenue Code of 1986, as amended (the Code), and the regulations thereunder.

The Company and any of its direct or indirect subsidiaries that participate in the Plan are the Employers (the Employers). The fiscal year of the Plan is the calendar year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

The Board of Directors of the Company may, at any time, amend, modify or terminate the Plan, and the Boards of Directors of the Employers may, at any time, terminate participation in the Plan with respect to the respective Employer. The Company has delegated to the Employee Benefits Administrative Committee (the Committee) the authority to amend or modify the Plan; however, certain amendments identified in the plan document are subject to approval by the Board of Directors of the Company.

The Committee is the plan administrator. The Committee consists of those individuals serving from time to time in the position of or related position of the following: Chief Administrative Officer of the Company, Chief Financial Officer of the Company, Vice President - Human Resources of the Company, and any number of other individuals appointed by the Chief Executive Officer of the Company who are employed by the Company or an Affiliate of the Company. The recordkeeper and trustee of the Plan are New York Life Investment Management LLC (the Recordkeeper) and New York Life Trust Company (the Trustee), respectively.

The Plan contains three parts: (1) The Deferred Savings feature, which allows an eligible employee to elect a pre-tax deferral of a portion of current compensation into a tax-exempt trust and allows Employers to provide for employer matching contributions (standard and effective January 1, 2003 prevailing wage law qualified) based on the amount of the eligible employee's pre-tax deferral contribution, (2) The MDU Resources Group, Inc. Employee Stock Ownership Plan (ESOP) feature, which is the part of the Plan related to participation in the ESOP, and (3) The Profit Sharing/Special Contribution feature, which allows the Employers to make discretionary contributions to the individual accounts of eligible employees, based on attainment of pre-determined earnings levels, and nondiscretionary contributions based on compensation of eligible employees.

Deferred Savings

Eligibility --

Generally, employees may participate in the Plan upon hire if they are at least 18 years of age and regular full-time or part-time employees. Effective January 1, 2003, certain employees who perform services for an Employer under a public contract that is subject to the Davis-Bacon Act or similar prevailing state wage law and who otherwise meet the Plan's eligibility requirements may participate in the Plan.

Contributions --

The Plan allows participants who are highly compensated employees to elect pre-tax deferral contributions varying from one percent through 22 percent and participants who are not highly compensated employees to elect pre-tax deferral contributions varying from one percent to 50 percent, in one percent increments, of eligible compensation for each pay period, up to a maximum pre-tax deferral contribution of $12,000 for the 2003 Plan year. The Plan also allows participants who are eligible to make pre-tax deferral contributions and will have attained age 50 before the close of the Plan year to make catch-up elective deferrals of up to $2,000 for 2003. All participant contributions are credited to the participant's Savings Contribution Account. In addition, the Plan accepts rollover contributions from an eligible retirement plan or an individual retirement account that holds only assets distributed from a qualified plan. Such savings contributions on behalf of a participant are credited to the participant's Rollover Account.

Rollover contributions may not include after-tax employee contributions.

An election is made by each participant to allocate contributions in one percent increments to any or all of the following
13 currently available investment options:

   -    MDU Resources Group, Inc. Common Stock Fund (MDU Resources
        Stock Fund)
   -    New York Life Insurance Anchor Account - Stable Value Option
   -    American Funds - EuroPacific Growth Fund - International
        Growth Mutual Fund
   -    American Funds - The Growth Fund of America - Growth Mutual
        Fund
   -    Baron Asset Fund - Growth Mutual Fund
   -    Davis New York Venture Fund - Growth Mutual Fund
   -    Dodge & Cox Balanced Fund - Growth and Income Mutual Fund
   -    MainStay Indexed Bond Fund - Income Mutual Fund
   -    MainStay S&P 500 Index Fund - Growth and Income Mutual Fund
   -    MainStay Small Cap Opportunity Fund - Growth Mutual Fund
   -    Royce Total Return Fund - Small-Cap Value Fund
   -    RS Emerging Growth Fund - Growth Mutual Fund
   -    Templeton Foreign Fund - International Equity Mutual Fund

Prior to January 1, 2004, the MainStay Indexed Bond Fund,
MainStay S&P 500 Index Fund and the MainStay Small Cap
Opportunity Fund were known as the Eclipse Indexed Bond Fund,
Eclipse Indexed Equity Fund and the Eclipse Small Cap Value Fund, respectively.

Employer Contributions --

Each participant's Employer may elect to provide a standard matching contribution, equal to a percentage of such participant's monthly pre-tax deferral contributions up to a specified percent of the participant's compensation as provided under the Plan or as adopted by the Employer and approved by the Committee. In addition, the participant's Employer may make an additional discretionary variable matching contribution based on the Employer's attainment of pre-determined earnings levels. Standard matching contributions and variable matching contributions are credited to such participant's Matching Contribution Account. All matching contributions are initially invested in the MDU Resources Stock Fund of the Company but can be transferred, at the participant's discretion, to other investment options.

The Employers remit all authorized contributions made by the participants to the Trustee to be held in trust and invested for the respective accounts of the participants, pursuant to the terms of a trust agreement effective January 1, 1998, as amended. Contributions to the MDU Resources Stock Fund, including the Employers' matching contributions, are used by the Trustee to purchase shares of MDU Resources Group, Inc. common stock directly on the open market. All such market purchases may be made at such prices as the Trustee may determine in its sole and absolute discretion. The Trustee may also purchase shares of authorized but unissued common stock directly from the Company if the Company chooses to issue new stock.

Vesting --

A participant's interest in a Savings Contribution Account, Rollover Account or a Matching Contribution Account is at all times fully vested and nonforfeitable. Participant accounts are valued on a daily basis.

Distributions and Withdrawals --

The amount credited to a participant's Savings Contribution Account, Rollover Account and Matching Contribution Account shall become payable to the participant or the participant's beneficiary/beneficiaries, as applicable, upon death, retirement, disability, or other termination of employment with the Employers. The distribution of such amounts will be in accordance with the Plan, based on the method of payment elected by the participant or designated beneficiary/beneficiaries. The Plan only allows single-sum distributions. Distributions with respect to investment options other than the MDU Resources Stock Fund are in the form of cash. Distributions with respect to the MDU Resources Stock Fund are in the form of stock certificates, except for distributions of fractional shares which are in the form of cash.

A participant may make in-service withdrawals (hardship or age 59
1/2) from such participant's Savings Contribution Account or Matching Contribution Account under certain conditions.

Participant Loans --

A participant may be eligible to obtain a loan from the Plan. The maximum amount available for a loan is the lesser of $50,000 or one-half of the participant's vested account balance, subject to certain limitations. Loans must be repaid over specified periods through payroll deduction and bear interest at a commercially reasonable rate in effect at the time the loan is made, as determined by the Committee.

ESOP

Eligibility --

Participation in the ESOP feature of the Plan is limited to participants in the ESOP as of January 1, 1987 (1987 Effective
Date) or the date as of which an ESOP Account was established under the Plan, whichever is later.

Contributions --

As of the 1987 Effective Date, ESOP Accounts have been suspended and no additional contributions shall be made by the Company or participants to such accounts, other than to reflect dividends or other earnings.

Vesting --

A participant's interest in an ESOP Account is at all times fully vested and nonforfeitable.

Distributions --

Distributions are consistent with the Deferred Savings feature previously mentioned, except for participant loans, which are not available to ESOP Accounts.

Each participant with an ESOP Account may diversify within the Plan their entire ESOP account balance.

Profit Sharing/Special Contributions

Contributions --

Profit sharing contributions are made based on the discretion of the Board of Directors of the Company or Board of Directors of any of the Employers. Special contributions are nondiscretionary contributions made to certain eligible employees equal to a certain percent of their eligible compensation. Profit sharing/special contributions are credited to such a participant's Profit Sharing Account. Participants may choose to invest profit sharing/special contributions allocated to their individual accounts in any or all of the available investment options.

Vesting --

A participant's interest in a Profit Sharing Account is 100 percent vested after completing three years of service.

Distributions and Withdrawals --

The vested portion of the Profit Sharing Account is distributed in the same manner as the Deferred Savings feature previously mentioned.

Loans --

Loans may be made from the vested portion of the Profit Sharing
Account in the same manner as the Deferred Savings feature previously mentioned.

Forfeited Accounts --

At December 31, 2003, forfeited nonvested Profit Sharing Accounts totaled approximately $132,000. These forfeited nonvested accounts will be used to reinstate the profit sharing contributions of any reemployed participants pursuant to the terms of the Plan, reduce the employer profit sharing contributions to the Plan or reduce administrative expenses incurred by the Plan.


2.  Summary of Significant Accounting Policies

Basis of Accounting --

The financial statements of the Plan are maintained on an accrual basis.

Investment Valuation --

Investments held by the Plan are carried at fair value. Fair value for the New York Life Insurance Anchor Account and MainStay Cash Reserves Fund approximates cost. Prior to January 1, 2004, the MainStay Cash Reserves Fund was known as the Eclipse Money Market Fund. The Plan's other investment valuations are based on published market quotations. Participant loans are valued based upon remaining unpaid principal balance plus any accrued but unpaid interest.

Benefit Payments --

Distributions to Plan participants are recorded when paid.

Contributions --

Employer and participant contributions are recorded by the Plan when received or determined to be receivable. Participant contributions are deposited with the Plan by the Employers through payroll reductions.

Administrative Expenses --

Administrative expenses of the Plan related to Trustee, recordkeeping, legal and audit fees are paid primarily by the Employers. Fees or commissions associated with each of the investment options other than the MDU Resources Stock Fund are paid primarily by participants as a deduction from the amount invested or an offset to investment earnings and were approximately $488,000 for the year ended December 31, 2003. Administrative expenses of the Plan related to the MDU Resources Stock Fund commissions and loan fees were paid by the Plan and were approximately $82,000 for the year ended December 31, 2003.

Use of Estimates --

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Other --

Securities transactions are recorded on a trade date basis.
Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.


3.  Investments

The following presents investments that represent 5 percent or more of the Plan's net assets at December 31:

                                    2003            2002
MDU Resources Stock Fund        $196,547,050*  $144,211,284*
MainStay S&P 500 Index Fund       21,451,086     16,483,860
Dodge & Cox Balanced Fund         20,354,122     10,951,757
New York Life Insurance
  Anchor Account                  15,866,888          **

* Includes both participant and nonparticipant-directed investments
**Investment did not represent 5 percent or more of the Plan's net assets at December 31, 2002

During 2003, the fair value of the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated as follows:

MDU Resources Stock Fund                       $54,495,287
Mutual Funds                                    13,619,788
                                               $68,115,075


4.  Cash and Cash Equivalents

Cash and cash equivalents represent funds temporarily invested in the MainStay Cash Reserves Fund to provide liquidity for fund reallocations and distributions of the MDU Resources Stock Fund.


5.  Nonparticipant-directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                         December 31,
                                    2003             2002
Net assets, at fair value:
   MDU Resources Stock Fund     $62,986,688*     $43,964,961*
   MainStay Cash Reserves
     Fund                         1,327,781          936,518
   Employer receivable              378,586          265,278
   Dividends receivable             449,785          409,679
                                $65,142,840      $45,576,436

* Represents 5 percent or more of the Plan's net assets at December 31.

                                           Year Ended
                                        December 31, 2003

Changes in net assets:
   Contributions                              $ 5,355,828
   Dividends                                    1,719,794
   Interest                                         6,364
   Net appreciation                            17,147,893
Distributions to participants                  (1,843,264)
Transfers to participant-directed options      (2,815,017)
Administrative expenses                            (5,194)
                                              $19,566,404


6.  Plan Merger

On January 1, 2003 the Umpqua River Navigation Company Retirement
Plan was merged into the Plan, which resulted in an increase in net assets of $284,971.


7.  Federal Income Taxes

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated March 26, 2003, that the Plan and related trust are designed for qualification as exempt from federal income taxes in accordance with applicable sections of the Code. The IRS based its determination on the application the Plan submitted on February 22, 2002. Although the Plan has been amended since submitting the determination letter application, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. The Plan will take all necessary steps to maintain its qualified tax status.


8.  Related-Party Transactions

The New York Life Insurance Anchor Account, MainStay Indexed Bond Fund, MainStay S&P 500 Index Fund, MainStay Small Cap Opportunity Fund and MainStay Cash Reserves Fund are managed by New York Life Investment Management LLC, which are related parties to the Recordkeeper. These arrangements therefore qualify as party-in-interest transactions.


9.  Prohibited Transactions

There were no nonexempt prohibited transactions, other than those listed in Schedule H, Line 4a, Schedule of Delinquent Participant
Contributions, with respect to the Plan during the plan year ended December 31, 2003.


10. Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2003 to the Form 5500:

                                                   2003
Net assets available for benefits per the
 financial statements                         $295,418,921
Certain deemed distributions of participant
 loans                                              (1,000)
Net assets available for benefits per the
 Form 5500                                    $295,417,921

The following is a reconciliation of certain deemed distributions of participant loans per the financial statements to the Form
5500:

                                                Year Ended
                                             December 31, 2003

Certain deemed distributions per the
 financial statements                                  $   ---
Certain deemed distributions of participant loans        1,000
Certain deemed distributions per the Form 5500         $ 1,000






                          SUPPLEMENTAL

                            SCHEDULES







                    MDU RESOURCES GROUP, INC.
                     401(k) RETIREMENT PLAN


   EMPLOYER IDENTIFICATION NUMBER (41-0423660) - PLAN NUMBER (004) SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
                    Year Ended December 31, 2003




        Participant Contributions     Total That Constitute Nonexempt
        Transferred Late to Plan          Prohibited Transactions

                   $3,202                          $3,202



                       MDU RESOURCES GROUP, INC.
                        401(k) RETIREMENT PLAN


 EMPLOYER IDENTIFICATION NUMBER (41-0423660) - PLAN NUMBER (004)
 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                        December 31, 2003



                                                                     Current
       Issuer                    Description           Cost           Value

MDU Resources Group, Inc.
  Common Stock *              8,254,811 shares     $115,405,541    $196,547,050

Mutual Funds:
  American Funds -
    EuroPacific Growth Fund      39,604 units         1,138,923       1,185,342
  American Funds - The
    Growth Fund of America      138,535 units         3,231,611       3,387,182
  Baron Asset Fund              138,024 units         6,048,461       6,049,581
  Davis New York
    Venture Fund                 43,672 shares        1,041,109       1,201,855
  Dodge & Cox
    Balanced Fund               278,671 units        18,353,411      20,354,122
  MainStay Indexed
    Bond Fund *                 495,735 units         5,363,715       5,433,254
  MainStay S&P 500
    Index Fund *                837,279 units        23,896,559      21,451,086
  MainStay Small Cap
    Opportunity Fund *          192,404 units         3,059,262       3,232,392
  Royce Total Return             67,491 units           646,645         721,486
  RS Emerging Growth Fund       131,070 units         3,058,515       3,683,066
  Templeton Foreign Fund        287,449 units         2,735,246       3,058,458

Money Market Fund:
  MainStay Cash
    Reserves Fund *           3,060,837 units         3,060,837       3,060,837

Pooled Separate Account:
  New York Life Insurance
    Anchor Account *         15,866,888 units        15,866,888      15,866,888

Participant Loan Funds *      5.00% to 5.25%                ---       4,967,986

                                                   $202,906,723    $290,200,585


*Indicates party-in-interest investment



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MDU Resources Group, Inc.

We have audited the accompanying statements of net assets available for benefits of MDU Resources Group, Inc. 401(k) Retirement Plan (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as whole.

/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Minneapolis, MN
June 18, 2004


                            SIGNATURE



The Plan.  Pursuant to the requirements of the Securities
Exchange Act of 1934, the Employee Benefits Administrative
Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  MDU Resources Group, Inc.
                                  401(k) Retirement Plan



Date: June 23, 2004               By  /s/ Warren L. Robinson
                                     Warren L. Robinson
                                     Chairman, Employee Benefits
                                        Administrative Committee




     CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



We consent to the incorporation by reference in Registration
Statement No. 333-70622 of MDU Resources Group, Inc. on Form S-8 of our report dated June 18, 2004, appearing in this Annual
Report on Form 11-K of MDU Resources Group, Inc. 401(k)
Retirement Plan for the year ended December 31, 2003.



/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP


Minneapolis, Minnesota
June 23, 2004